Exhibit 99.1

News Release

NORBORD PROVIDES UPDATE ON Q2 CAPACITY UTILIZATION

TORONTO, ON (July 6, 2020) – Norbord Inc. (TSX and NYSE: OSB) today announced an update regarding the second quarter 2020 capacity utilization of its North American oriented strand board (OSB) and European panel mills.

On March 25, in response to the significant market uncertainty from the COVID-19 pandemic, Norbord announced adjustments to its operating configuration to match production with reduced demand for its products.

On May 6, as part of its first quarter 2020 results, Norbord announced that it had reduced its operating mill capacity by approximately 35% for the month of April, but that there were early signs of improvement across various end markets for the Company’s products.

During the balance of the second quarter, market demand improved sufficiently to allow the Company to substantially resume production across its North American and European mills. As a result, in the second quarter of 2020, Norbord’s North American mills produced at approximately 74% of available capacity (excluding the Chambord, Quebec mill), down from 79% in the first quarter of 2020, and its European mills produced at approximately 70% of stated capacity, down from 93% in the first quarter of 2020. The Company’s UK operations were significantly impacted by the government-mandated lockdown of key UK customers during the first half of the second quarter.

Given the uncertainty around the depth and duration of the economic impact of COVID-19, the Company will continue to use the flexible operating strategy employed during the early stage of the pandemic to adjust operating schedules as necessary.

Norbord will release its second quarter 2020 results on August 5, 2020 and does not intend to provide further interim operational updates unless there is a significant change in the Company’s operating strategy.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board. In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,400 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Robert B. Winslow, CFA

Vice President, Investor Relations & Corporate Development

Tel. (416) 777-4426

info@norbord.com

or

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Forward-Looking Statements” section in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q1 2020 Management’s Discussion and Analysis dated May 5, 2020.

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